SEC FILE NO. 82-3735

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 230)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31 DECEMBER 2005

	2005 *HK$'000*	2004 *HK$'000 (restated)*	Percentage change
Turnover	231,322	86,605	+167.1%
Profit for the year	28,149	85,109	-66.9%
Total assets	838,435	735,453	+14.0%
Total liabilities	238,401	174,393	+36.7%
Total equity	600,034	561,060	+6.9%
Earnings per share *(HK cents)*	3.65	11.02	-66.9%

FINANCIAL RESULTS

The board of directors ("**Directors**") of ONFEM Holdings Limited ("**Company**") is pleased to announce the audited consolidated results of the Company and its subsidiaries ("**Group**") for the year ended 31 December 2005 together with the comparative figures in 2004, as follows:

Consolidated Income Statement
For the year ended 31 December 2005

	Note	2005 *HK$'000*	2004 *HK$'000 (restated)*
Turnover	2	231,322	86,605
Cost of sales		(174,012)	(42,830)
Gross profit		57,310	43,775
Other income	3	10,317	3,024
Selling and distribution costs		(11,752)	(12,370)
Administrative expenses		(43,761)	(31,411)
Other operating expenses		(2,220)	(2,930)
Revaluation gain on investment properties		15,196	23,633
Provision for properties under development		–	(25,000)
Gain on deconsolidation of subsidiaries		–	78,707
Write-back of provision for a bank guarantee		–	10,148
Operating profit	4	25,090	87,576
Finance costs		(583)	(1,385)
Profit before tax		24,507	86,191
Income tax	5	3,642	(1,082)
Profit for the year		28,149	85,109
Attributable to:			
Equity holders of the Company		28,149	85,109
Earnings per share for profit attributable to equity holders of the Company during the year *(expressed in HK cents)*			
– basic and diluted	6	3.65	11.02
Dividends	7	–	–

Consolidated Balance Sheet
As at 31 December 2005

	Note	2005 HK$'000	2004 HK$'000 (restated)
ASSETS			
Non-current assets			
Property, plant and equipment		**15,346**	10,173
Investment properties		**239,899**	229,890
Leasehold land and land use rights		**–**	2,839
Goodwill		**19,383**	11,491
Available-for-sale financial assets/Non-trading securities		**29,340**	28,440
Deferred tax assets		**932**	932
Retention receivables		**4,539**	879
Other assets		**349**	1,716
		309,788	286,360
Current assets			
Inventories		**214,796**	202,491
Trade and other receivables	8	**161,982**	83,490
Gross amounts due from customers for contract work		**744**	1,684
Financial assets at fair value through profit or loss/Trading securities		**2,778**	2,489
Pledged deposits		**5,000**	38,100
Cash and bank deposits		**143,347**	120,839
		528,647	449,093
Total assets		**838,435**	735,453
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Share capital		**77,218**	77,218
Reserves		**522,816**	483,842
Total equity		**600,034**	561,060
LIABILITIES			
Non-current liabilities			
Deferred tax liabilities		**105**	105
Other liabilities		**7,220**	6,934
		7,325	7,039
Current liabilities			
Trade and other payables	9	**157,600**	108,566
Gross amounts due to customers for contract work		**–**	810
Current tax payable		**10,382**	14,847
Short-term borrowings		**63,094**	43,131
		231,076	167,354
Total liabilities		**238,401**	174,393
Total equity and liabilities		**838,435**	735,453
Net current assets		**297,571**	281,739
Total assets less current liabilities		**607,359**	568,099

Consolidated Statement of Changes in Equity

For the year ended 31 December 2005

	2005 HK$'000	2004 HK$'000
Balance at 1 January, as previously reported as equity	**561,165**	474,707
Reclassification of minority interest as part of equity *(see Note 1)*	**–**	25,033
Deferred tax arising from the revaluation of investment properties on the adoption of HK(SIC)-Int 21 *(see Note 1)*	**(105)**	–
Balance at 1 January, as restated before opening adjustment	**561,060**	499,740
Opening adjustment on derecognition of negative goodwill on the adoption of HKFRS 3 *(see Note 1)*	**7,467**	–
Balance at 1 January, as restated	**568,527**	499,740
Revaluation surplus of available-for-sale financial assets	**900**	–
Currency translation adjustments	**2,458**	2,247
Release of reserve upon liquidation of a subsidiary	**–**	(1,003)
Acquisition of additional interest in a subsidiary	**–**	(25,033)
Net increase/(decrease) in equity before profit for the year	**3,358**	(23,789)
Profit for the year, attributable to equity holders of the Company	**28,149**	85,109
Balance at 31 December	**600,034**	561,060

Notes:

1. *Basis of preparation*

The financial statements of the Company have been prepared in accordance with Hong Kong Financial Reporting Standards ("**HKFRS**"). The financial statements have been prepared under the historical cost convention, as modified by the revaluation of investment properties, available-for-sale financial assets and financial assets at fair value through profit or loss, which are carried at fair value.

The adoption of new/revised HKFRS

In 2005, the Group adopted the new/revised standards and interpretation of HKFRS below, which are relevant to its operations. The 2004 comparatives have been amended as required, in accordance with the relevant requirements and current year classification.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 11	Construction Contracts
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings Per Share
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 40	Investment Property
HK-Int 4	Leases – Determination of the Length of Lease Term in respect of Hong Kong Land Leases
HK(SIC)-Int 15	Operating Leases – Incentives
HK(SIC)-Int 21	Income Taxes – Recovery of Revalued Non-Depreciable Assets
HK(SIC)-Int 27	Evaluating the Substance of Transaction Involving the Legal Form of a Lease
HKFRS 2	Share-based Payments
HKFRS 3	Business Combinations

(i) The adoption of new/revised HKASs 1, 2, 7, 8, 10, 11, 12, 14, 16, 18, 19, 21, 23, 24, 27, 33, 37, HK-Int 4, HK(SIC)-Ints 15 and 27 did not result in substantial changes to the Group's accounting policies. In summary:

- HKAS 1 has affected the presentation of minority interest and other disclosures.
- HKAS 24 has affected the identification of related parties and some other related-party disclosures.
- HKASs 2, 7, 8, 10, 11, 12, 14, 16, 18, 19, 21, 23, 27, 33, 37, HK-Int 4, HK(SIC)-Ints 15 and 27 have no material effect on the Group's accounting policies.

(ii) The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of leasehold land and land use rights under operating leases from property, plant and equipment. The up-front prepayments made for the leasehold land and land use rights are expensed in the income statement on a straight-line basis over the period of the lease or when there is impairment, the impairment is expensed in the income statement. If the lease payment for a lease of land and building cannot be allocated reliably between the land and building elements, the entire lease is classified as a finance lease and the leasehold land and building is stated collectively at cost less accumulated depreciation and accumulated impairment. In prior years, the leasehold land was accounted for at cost less accumulated depreciation and accumulated impairment.

(iii) The adoption of HKASs 32 and 39 has resulted in a change in the accounting policy relating to the classification of trading and non-trading securities into financial assets at fair value through profit or loss and available-for-sale financial assets.

(iv) The adoption of revised HKAS 40 has resulted in a change in the accounting policy whereby the changes in fair value of investment properties are recorded in the income statement. In prior years, the increases in fair value were credited to the investment properties revaluation reserve while decreases in fair value were first set off against increases on earlier valuations on a portfolio basis and thereafter expensed in the income statement.

(v) The adoption of revised HK(SIC)-Int 21 has resulted in a change in the accounting policy relating to the measurement of deferred tax liabilities arising from the revaluation of investment properties. Such deferred tax liabilities are measured on the basis of tax consequences that would follow from recovery of the carrying amount of that asset through use. In prior years, the basis of measurement was to assume that the carrying amount of that asset was to be recovered through sale.

(vi) The adoption of HKFRS 2 has resulted in a change in the accounting policy for share-based payments. Until 31 December 2004, the provision of share options to employees did not result in an expense in the income statement. Effective 1 January 2005, the Group expenses the cost of share options in the income statement. There is no impact on the prior year financial statements as the Group had no unvested share options outstanding as at 1 January 2005.

(vii) The adoption of HKFRS 3 and HKAS 36 has resulted in a change in the accounting policy for goodwill. Until 31 December 2004,

- Goodwill was amortised on a straight-line basis over a period ranging from 5 to 15 years and assessed for an indication of impairment at each balance sheet date.
- Negative goodwill was amortised over the weighted average useful life of the depreciable/amortisable non-monetary assets acquired, except to the extent it related to identified expected future losses as at the date of acquisition. In such cases, it was recognised in the income statement as those expected losses were incurred.

In accordance with the provisions of HKFRS 3:

- For previously recognised goodwill, the Group ceased amortisation from 1 January 2005 and the accumulated amortisation as at 31 December 2004 has been eliminated with a corresponding decrease in the cost of goodwill. From the year ended 31 December 2005 onwards, goodwill is tested annually for impairment, as well as when there is an indication of impairment.
- For previously recognised negative goodwill, the carrying amount of negative goodwill at 1 January 2005 was derecognised, with a corresponding adjustment to the opening balance of retained earnings.

All changes in the accounting policies have been made in accordance with the transitional provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

- HKAS 39 – does not permit to recognise, derecognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis;
- HKAS 40 – since the Group has adopted the fair value model and disclosed publicly the fair value of the investment properties, the Group is encouraged, but not required, to adjust the opening balance of retained earnings for the earliest period presented for which such fair value was disclosed publicly, and to restate comparative information for those periods. The Group has chosen to restate the 2004 comparatives;
- HKFRS 2 – only retrospective application for all equity instruments granted after 7 November 2002 and not vested at 1 January 2005; and
- HKFRS 3 – applied prospectively after the adoption date, with any adjustment made to the retained earnings as at 1 January 2005.

The Group has not early adopted the following new standards or interpretations of HKFRS that have been issued but have not yet been effective. The adoption of such standards or interpretations will not result in substantial changes to the Group's accounting policies.

HKAS 1 (Amendment)	Capital Disclosures
HKAS 19 (Amendment)	Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosure
HKAS 21 (Amendment)	The Effects of Changes in Foreign Exchange Rates – Net Investment in a Foreign Operation
HKFRS 7	Financial Instruments : Disclosures
HK(IFRIC)-Int 4	Determining Whether an Arrangement Contains a Lease

2. *Turnover and segment information*

(a) *Primary reporting format – business segments*

In accordance with its internal financial reporting the Group has determined that business segments should be presented as the primary reporting format. In order to better align with the Group's business development, the grouping of different businesses under each business segment has been changed with prior year segment information reclassified for comparative purposes. As at 31 December 2005, the Group has categorised its businesses into the following segments:

Real estate development:	Development of residential and commercial properties, as well as provision of construction project management services.
Specialised construction:	Design, installation and selling of curtain walls and aluminium windows, doors and fire-proof materials.
Property leasing:	Leasing of premises to generate rental income and to gain from the appreciation in the properties' values in the long term.
Manufacturing and trading:	Manufacturing and trading of lubricant oil and chemical products.
Securities investment and trading:	Trading and investment of securities.

Turnover during the year comprised the following:

	2005 *HK$'000*	2004 *HK$'000*
Revenue from provision of construction project management services	**14,995**	7,609
Revenue from specialised construction contracts	**144,075**	15,447
Gross rental and management fee income from investment properties	**12,078**	10,620
Sales of lubricant oil and chemical products	**59,781**	52,480
Dividend income from securities investment	**393**	449
	231,322	86,605

Segment revenue and result

	Real estate development		Specialised construction		Property leasing		Manufacturing and trading		Securities investment and trading		Total	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Revenue												
Sales to external customers	14,995	7,609	144,075	15,447	12,078	10,620	59,781	52,480	393	449	231,322	86,605
Result												
Segment result	12,629	(13,374)	8,110	(7,338)	24,832	31,259	2,726	835	616	708	48,913	12,090
Gain on deconsolidation of subsidiaries											–	78,707
Write-back of provision for a bank guarantee											–	10,148
Unallocated costs											(23,823)	(13,369)
Operating profit											25,090	87,576
Finance costs											(583)	(1,385)
Income tax											3,642	(1,082)
Profit for the year											28,149	85,109

Unallocated costs represent corporate expenses and losses net of corporate income and gains.

Segment assets and liabilities

	Real estate development		Specialised construction		Property leasing		Manufacturing and trading		Securities investment and trading		Total	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Assets												
Segment assets	350,839	253,817	128,687	74,969	249,954	236,058	23,855	22,722	32,127	31,177	785,462	618,743
Unallocated corporate assets											52,973	116,710
Total assets											838,435	735,453
Liabilities												
Segment liabilities	43,640	35,724	88,530	49,954	4,890	5,017	5,595	5,106	–	–	142,655	95,801
Unallocated corporate liabilities											95,746	78,592
Total liabilities											238,401	174,393

Segment assets consist primarily of property, plant and equipment, investment properties, goodwill, available-for-sale financial assets, inventories, receivables and operating cash. Segment liabilities comprise all operating liabilities.

Other segment information

	Real estate development		Specialised construction		Property leasing		Manufacturing and trading		Securities investment and trading	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Capital expenditure	537	177	1,985	20	737	29	548	916	–	–
Depreciation	238	221	467	155	117	73	942	1,728	–	1
Amortisation of land lease premium	–	–	–	113	–	–	–	–	–	–
Revaluation gain on investment properties	–	–	–	–	15,196	23,633	–	–	–	–
Provision for properties under development	–	25,000	–	–	–	–	–	–	–	–
Impairment loss recognised in the income statement	–	–	–	88	–	–	–	1,798	–	–
Other non-cash expenses/(income)	–	–	–	997	–	567	(590)	386	(289)	(347)

Capital expenditure comprises additions to property, plant and equipment.

(b) *Secondary reporting format – geographical segments*

The Group's business segments operate in two main geographical areas:

Hong Kong and Macau: Specialised construction, property leasing, manufacturing and trading, and securities investment and trading

The People's Republic of China ("PRC"): Real estate development, specialised construction, property leasing, and manufacturing and trading

In presenting information on the basis of geographical segments, sales are presented based on the geographical locations of the customers. Segment assets and capital expenditure are presented based on geographical locations of the assets.

	Hong Kong and Macau		The PRC		Other countries		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
External sales	**24,549**	16,483	**206,378**	69,765	**395**	357	**231,322**	86,605
Segment assets	**297,031**	291,152	**488,431**	327,578	**–**	13	**785,462**	618,743
Capital expenditure	**1,118**	2,645	**2,875**	961	**–**	–	**3,993**	3,606

3. *Other income*

	2005	2004
	HK$'000	*HK$'000*
Interest income from bank deposits	**2,358**	2,276
Interest income from loans to a deconsolidated subsidiary	**–**	107
Unrealised gain on financial assets at fair value through profit or loss	**289**	347
Investment income (excluding dividend income)	**2,647**	2,730
Gain on disposal of property, plant and equipment	**6,215**	294
Others	**1,455**	–
	10,317	3,024

The investment income (including dividend income) from listed and unlisted investments for the year ended 31 December 2005 were HK$682,000

4. *Operating profit*

Operating profit is stated after charging/(crediting) the following:

	2005 *HK$'000*	2004 *HK$'000*
Gross rental and management fee income from investment properties	**(12,078)**	(10,620)
Less: outgoings	**2,150**	2,185
	(9,928)	(8,435)
Depreciation	**2,929**	3,220
Less: depreciation capitalised into properties under development	**(193)**	(204)
	2,736	3,016
Amortisation of land lease premium	**1,822**	9,873
Less: amortisation capitalised into properties under development	**(1,822)**	(9,760)
	–	113
Operating lease charges – minimum lease payment in respect of land and buildings	**4,441**	3,894
Less: amount capitalised into properties under development	**(324)**	(260)
	4,117	3,634
Cost of inventories sold	**33,586**	27,245
Auditors' remuneration	**1,620**	1,660
Net foreign exchange gain	**(1,533)**	(1,129)
Impairment loss of other assets	**1,312**	–
Employee benefit expense, including Directors' emoluments	**34,562**	35,233
Other operating expenses arising from investment properties that did not generate rental income	**70**	745
Provision/(write-back of provision) for inventory obsolescence	**398**	(636)
Write-back of provision for impairment of receivables (a)	**(5,300)**	(9,295)

(a) An amount of approximately HK$1,585,000 (2004: HK$3,603,000), being the write-back of the provision for a loan to China Nonferrous Metals Group (Hong Kong) Limited ("CNMG"), a former intermediate holding company of the Company, is included in the write-back of provision for impairment of receivables. The said amount was received during the year from the liquidators of CNMG as interim dividends to the unsecured creditors of CNMG.

5. *Income tax*

No provision for Hong Kong profits tax has been made as the Group had no estimated assessable profit for the year (2004: Nil). Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

	2005 *HK$'000*	2004 *HK$'000*
Current tax – Hong Kong		
Over-provision in respect of prior years	**(3,675)**	–
Current tax – Overseas		
Provision for the year	**653**	977
Over-provision in respect of prior years	**(620)**	–
	33	977
Deferred tax		
Origination of temporary differences	**–**	105
	(3,642)	1,082

6. *Earnings per share*

Basic earnings per share is calculated by dividing the consolidated profit attributable to equity holders of the Company of approximately HK$28,149,000 (2004: HK$85,109,000) by the weighted average number of 772,181,783 ordinary shares (2004: 772,181,783 ordinary shares) in issue during the year.

There were no dilutive potential shares in existence during the year.

7. *Dividends*

The Directors do not recommend the payment of a dividend for the year ended 31 December 2005 (2004: Nil).

8. *Trade and other receivables*

	2005 *HK$'000*	2004 *HK$'000*
Trade and contract receivables, net (a)	**83,170**	31,672
Retention receivables	**7,039**	15,023
Deposits	**52,242**	25,374
Prepayments	**876**	910
Others	**18,655**	10,511
	161,982	83,490

(a) The aging analysis of trade and contract receivables is as follows:

	2005 HK$'000	2004 HK$'000
0 – 30 days	40,924	9,194
31 – 60 days	16,710	5,340
61 – 90 days	6,898	3,247
Over 90 days	34,027	33,148
	98,559	50,929
Less: provision for impairment of receivables	(15,389)	(19,257)
	83,170	31,672

For trade receivables, the normal credit period granted by the Group to the customers is from 30 days to 60 days from the date of invoice. The credit period for contract receivables varies in accordance with the terms of contracts.

9. ***Trade and other payables***

	2005 HK$'000	2004 HK$'000
Trade, bills and contract payables (a)	99,794	75,301
Retention payables	10,453	6,436
Accruals and other payables	38,459	24,804
Temporary receipts	7,699	103
Rental deposits received	1,195	1,922
	157,600	108,566

(a) The aging analysis of trade, bills and contract payables is as follows:

	2005 HK$'000	2004 HK$'000
0 – 30 days	25,617	14,024
31 – 60 days	10,161	11,504
61 – 90 days	3,821	1,151
Over 90 days	60,195	48,622
	99,794	75,301

MANAGEMENT DISCUSSION AND ANALYSIS

Business Overview

In 2005, the Group posted a consolidated turnover of approximately HK$231.3 million (2004: HK$86.6 million), representing an increase of 167.1% compared with last year.

This remarkable increase in the Group's turnover during the year under review was mainly attributable to the inclusion of a full year turnover of approximately HK$140.1 million of Shanghai Jin Qiao Condo Decoration Engineering Company Limited ("**SJQ**"), which became a wholly owned subsidiary of the Group since October 2004.

The Group reported a consolidated profit for the year of approximately HK$28.1 million in 2005 (2004: HK$85.1 million), a decrease of 67.0% compared with last year. In 2004, the Group's profit included items which were of non-recurring nature, such as gain on deconsolidation of subsidiaries, provision for properties under development, and a write-back of provision for a bank guarantee. If these items were excluded for comparison purposes, the profit for 2004 would have been approximately HK$21.3 million, and the Group's performance in 2005 would have shown a growth in earnings of 31.9% over that of 2004.

Presently, the Group is principally engaged in four categories of businesses, namely, real estate development, specialised construction, property leasing and manufacturing and trading. Performance of each of these categories is discussed under the section entitled "Operational Review" below.

Operational Review

A. Real Estate Development Business

The Group's real estate development business comprises the development of residential and commercial properties and the provision of construction project management services. With dedicated resources, the Group continues to conduct research on the real estate market in China, and to explore the opportunities of investing in real estate projects. During the year under review, the Group has performed feasibility studies on a number of projects.

In 2005, turnover of this segment, which was wholly derived from provision of construction project management services, was approximately HK$15.0 million (2004: HK$7.6 million), an increase of 97.4% compared with last year, and accounted for 6.5% of the Group's consolidated turnover (2004: 8.8%). In 2004, a provision of approximately HK$25.0 million was made for reduction in value of properties under development. As such provision was not required for the year under review, the result of this segment turned from a loss of approximately HK$13.4 million in 2004 to a profit of approximately HK$12.6 million in 2005.

(i) Real Estate Development

The Group devoted much effort to the preparation work for the Haitian Garden project in Zhuhai, China ("**Haitian Garden**") during the year under review. The modified design and construction blueprints were approved by the local government in Zhuhai and the construction contract was awarded to a main contractor under more reasonable terms and conditions.

Based on the current development plan, the Group will complete a substantial portion of the superstructure of the Haitian Garden in 2006. With the overall marketing strategy of the project already formulated, the Group is well positioned to launch the pre-sale of units in the Haitian Garden once permits are obtained. The entire project is expected to be completed for occupation in 2007 and will form a foundation for the Group to build a brand for its real estate development business.

In December 2005, the Group was awarded a bid for a piece of land with an area of approximately 300,000 square metres located at the Science Park on Xue Si Lu East and Xue Qi Lu North of the Jiang Ning District in Nanjing at the price of RMB160.0 million (approximately HK$153.8 million). A joint venture company would be formed by the Group with a

joint venture partner, who has extensive knowledge and experience in property development in China and particularly Nanjing, to undertake the property development on the aforesaid land. The joint venture company would be owned as to 71% by the Group and 29% by the joint venture partner. This project marks a step forward for the Group's real estate development business. By deploying more resources on research of China's real estate market and strengthening communication with local governments and relevant departments, the Group hopes to be able to invest in more real estate development projects in the near future.

(ii) Construction Project Management Service

During the year under review, the construction works of Guangzhou Tian He Jin Hai Building, to which the Group provides project management services, have been substantially completed. The works performed by the Group included checking of curtain walls, steel frames and elevator works, supervision of the design, works and contracts, and verification of costs. It is expected that the work under this service contract will be completed in the second half of 2006.

B. Specialised Construction Business

The Group's specialised construction business includes: design and installation of curtain wall and aluminium windows business operated by SJQ, and manufacture, installation and selling of doors and fire-proof and acoustic plaster project business operated by Enful Holdings Limited and its subsidiaries (collectively, "**Enful**").

In 2005, specialised construction business reported a turnover of approximately HK$144.1 million (2004: HK$15.4 million), an increase of 835.7% over last year, and accounted for 62.3% of the Group's consolidated turnover. In 2004, this segment accounted for 17.8% of the Group's turnover as SJQ's accounts were not consolidated until October 2004. With the inclusion of a full year result of SJQ and the gain on disposal of property, plant and equipment of approximately HK$6.2 million resulting from acquisition by the Liao Bu Town Government of the land on which Enful's production facilities were previously located, the segment results turned from a loss of approximately HK$7.3 million in 2004 to a profit of approximately HK$8.1 million in 2005.

(i) Curtain Wall Business

The growth in the real estate sector in China over the years has led the development of China's curtain wall industry to a considerable scale. Curtain walls are used not only in hotels and commercial buildings as in the past, but are also used in residential buildings to enhance their image and status. SJQ stands to benefit substantially from this trend.

During the year under review, SJQ experienced significant growth in business with turnover of approximately HK$140.1 million in China. The total outstanding value of SJQ's contracts on hand amounted to approximately HK$122 million as at the end of 2005.

With a renowned brand name, a considerable size of operation and experienced management, SJQ holds a significant position in Shanghai's curtain wall market. To cope with the increasingly competitive market, SJQ will strive to improve product quality by continuously focusing on contract management and exploring the possibility of adopting new techniques, materials and workmanship. These initiatives will enhance its core competencies and help to establish brand identity, which are conducive to securing more contracts with higher profit margins. Following the completion of the design project in relation to the roof of the Shanghai Science and Technology City, which was the landmark project of the Shanghai Municipal Government, SJQ completed a number of medium-scale curtain wall projects, including the German Centre in Shanghai during the year under review. SJQ also succeeded in winning a bid for the large-scale curtain wall contract of a commercial property development project located on Da Ning Lu of Zha Bei District. SJQ's business strategy is to focus primarily on the Shanghai and Beijing markets while actively exploring other markets in China and overseas.

Looking forward, the continuing growth of China's economy and the forthcoming major events such as the 2008 Olympics Games in Beijing, the 2010 World Expo in Shanghai and the Asian Games in Guangzhou will present a significant market for the curtain wall industry. In addition, curtain walls will continue to gain popularity as an important component of buildings as the construction industry develops and people's living standard continues to rise in China. On the back of such favourable environment and armed with strong competitive edge, SJQ is well positioned to look for high quality projects with better margins.

(ii) Door and Plaster Business

During the year under review, the turnover of Enful was approximately HK$4.0 million (2004: HK$2.9 million), comprising turnover from manufacturing, installation and selling of doors and plaster project business. Approximately 55.4% of the turnover came from Hong Kong, while China contributed the remaining 44.6%. In 2005, Enful received approximately HK$10.1 million compensation from the Liao Bu Town Government for the land requisition and thus recorded a gain on disposal of property, plant and equipment of approximately HK$6.2 million. As a result, Enful's loss reduced as compared with 2004.

In the first half of 2005, Enful underwent a series of shareholding and management restructuring and relocated its manufacturing facilities to the present location as the Liao Bu Town Government acquired the land on which the previous production factory was situated. It was unable to deploy resources for its operations until May 2005. As such, its business was affected for a considerable period of time. During the second half of 2005, Enful devoted its effort to developing new business and enhancing internal management. It managed to effectively control its operating costs and undertook more large-scale contracts. As a result of these exercises, Enful has laid a groundwork for new business, thereby establishing a solid base for business development in the coming year.

Looking forward, the door business will be the focus of Enful, supplemented by the plaster business. Furthermore, Enful will seek to capture the opportunities brought about by China's stable economic growth, the continuing improvement of Hong Kong's economic indicators, and Macau's flourishing tourism and entertainment industry.

C. Property Leasing Business

The Group's property leasing business covers mainly the leasing of units in the ONFEM Tower ("**Tower**") located in Central of Hong Kong and five other residential units in Hong Kong and Shanghai.

In 2005, the turnover of the property leasing business increased by 14.2% to approximately HK$12.1 million (2004: HK$10.6 million), accounting for 5.2% of the Group's consolidated turnover (2004: 12.2%). The segment profit amounted to approximately HK$24.8 million, a decrease of 20.8%, compared with that of approximately HK$31.3 million in 2004. After excluding the

revaluation gain on investment properties of approximately HK$15.2 million (2004: HK$23.6 million), the segment profit rose approximately 24.7% compared with last year.

Benefiting from the upturn of the Hong Kong economy, the Tower recorded an average occupancy rate of 94% in 2005, against 92% last year. The Tower is currently 100% occupied.

The Group believes that Hong Kong's rental market will continue to grow steadily and expects the Tower to maintain a high occupancy rate with a slight increase in rent in 2006 and provide the Group with stable profit and cash flow. In addition, the Group plans to launch appropriate maintenance and renovation works in 2006 to enhance the quality and rental value of the Tower.

D. Manufacturing and Trading

The Group's manufacturing and trading business consists of the manufacture and distribution of industrial lubricants operated by Jaeger Oil & Chemical Holdings Limited and its subsidiaries (collectively, "**Jaeger**").

Turnover from Jaeger was approximately HK$59.8 million in 2005 (2004: HK$52.5 million), an increase of 13.9% over last year, accounting for 25.9% of the Group's consolidated turnover (2004: 60.6%). Jaeger recorded a segment profit of approximately HK$2.7 million (2004: HK$0.8 million). About 82.8% and 16.5% of turnover of Jaeger came from China and Hong Kong respectively, while the rest was from the Southeast Asian markets.

Jaeger's main focus is specialised petrochemical downstream products. It manufactures primarily high-value metal working, cutting and corrosion inhibitors. In addition to expanding its sales network in the Yangtze River Delta region, Jaeger has expanded its sales network to Sichuan, China's main die-cast manufacturing base. Through implementing an array of market expansion plans, Jaeger achieved satisfactory business growth in both eastern and central China, the turnover of which increased by over 30% compared with 2004. Meanwhile, new product launch enabled Jaeger to increase its market share in southern China. Jaeger obtained purchase orders for such products from a number of large-scale Japanese enterprises, resulting in an increase in turnover from southern China compared with 2004.

On the product promotion front, Jaeger focused on promoting the full range of GWS – the US die-casting lubricant series, and employed a research specialist in metal working inhibitor from the United Kingdom ("**U.K.**") to improve the formula of U.K. Korniche's series. Furthermore, to meet the needs of its target markets and customers, Jaeger has developed a number of environmental-friendly industrial lubricant products.

Despite that the price of crude oil shows no sign of falling in the near future, Jaeger believes that with the global economy growing steadily, rise in crude oil price is unlikely to have a significant impact on Jaeger's business. Looking forward, Jaeger will deploy more resources to enrich product offerings and sales and marketing. Jaeger is considering building new manufacturing facilities in areas outside southern China, where raw materials and technical specialists are accessible. Utilising these facilities, Jaeger intends to manufacture a wide range of high value-added products with higher profit margins as its prime objective. In addition, Jaeger will continue to focus on promoting GWS and the Korniche series products and to make inroads into the high-growth industrial market by introducing new high-end quality brands. With plans to expand sales, develop new markets and introduce new products, Jaeger is cautiously optimistic about its future and will continue to bring in stable income to the Group.

Outlook

Looking forward, as the overseas listed real estate development vehicle of China Minmetals Corporation, the Group will focus on developing its real estate development business in China and at the same time actively seek high-potential projects in other industries. By so doing, the Group will be able to diversify its business and broaden its source of earnings, thus achieve the objective of "Expanding business, enhancing profits".

Starting in 2005, in order to identify appropriate real estate development projects, the Group conducted research on residential and commercial real estate market in major cities in China, primarily in the Pearl River Delta region, followed by Beijing, Shanghai, Guangzhou and Nanjing as well as the peripheral areas such as the Yangtze River Delta region.

In 2005, macroeconomic austerity measures launched by the China's Government were aimed at guiding the national real estate market onto a healthy development path. Demand for residential and commercial properties in China remains. We are confident of our development in China's real estate market.

We believe that, major events such as the 2008 Olympics Games in Beijing, the 2010 World Expo in Shanghai, and the Asian Games in Guangzhou will bring about opportunities for the Group's core businesses. Capitalising on the synergistic advantages among its subsidiaries, the Group is committed to providing customers with ever better quality products and services, and enhancing its overall performance and profitability. Furthermore, the Group will continue to strengthen its corporate governance and improve its corporate transparency so as to enhance its image.

Liquidity and Financial Resources

During the year under review, the Group derived its funds mainly from cashflows generated from operations as well as financial resources from bank borrowings and borrowing from a fellow subsidiary. During the year ended 31 December 2005, the Group successfully secured various banking facilities which amounted to approximately HK$194.7 million, including a banking facility denominated in Renminbi ("**RMB**") to the extent of RMB40.0 million.

As at 31 December 2005, cash and bank deposits (excluding pledged deposits) of the Group amounted to approximately HK$143.3 million (2004: HK$120.8 million), of which 50.9%, 18.1% and 31.0% (2004: 14.4%, 55.8% and 29.8%) were denominated in RMB, Hong Kong dollars and United States ("**US**") dollars respectively.

Short-term borrowings amounted to approximately HK$63.1 million as at 31 December 2005 (2004: HK$43.1 million). This led to a rise in the gearing ratio (total borrowings over total equity) of the Group from 7.7% at 31 December 2004 to 10.5% at 31 December

2005. All the short-term borrowings outstanding as at 31 December 2004 were fully repaid during the year, and new borrowings, comprising bank borrowings and borrowing from a fellow subsidiary, were arranged for funding the daily operations. Majority of the Group's banking facilities remained unutilised as at 31 December 2005.

As at 31 December 2005, borrowings denominated in RMB amounted to approximately RMB64.5 million (2004: RMB44.7 million), while the remaining balances were bank borrowings denominated in Hong Kong dollars. All of the Group's borrowings were payable within one year and on a floating interest rate basis. Despite the increase in borrowings as at 31 December 2005, finance costs for the year ended 31 December 2005 decreased to approximately HK$0.6 million (2004: HK$1.4 million), which was mainly due to the higher average balance of the borrowings in 2004, and majority of the borrowings in 2005 were arranged for funding the Haitian Garden, of which the relevant finance cost was fully capitalised.

Capital commitments of the Group as at 31 December 2005 amounted to approximately HK$275.9 million (2004: HK$29.5 million). These commitments mainly relate to property development and are to be financed by internal funds and borrowings.

Exposure to Fluctuation in Exchange Rates

Most of the transactions of the Group were denominated in Hong Kong dollars, RMB and US dollars. The Group had not implemented major hedging or other alternative measures during the year ended 31 December 2005 as the expected appreciation of RMB will benefit the Group as a whole and other foreign currency risk exposure was considered to be minimal. As at 31 December 2005, the Group had no significant exposure under foreign exchange contracts, interest or currency swaps or other financial derivatives.

Charges on Group Assets

As at 31 December 2005, the Group pledged certain investment properties and leasehold land and buildings with carrying amounts of approximately HK$236.3 million (2004: HK$215.0 million) and HK$8.8 million (2004: Nil) respectively and fixed bank deposits of approximately HK$5.0 million (2004: HK$38.1 million) as securities for the Group's general banking facilities.

Contingent Liabilities

The Company had executed:

(a) corporate guarantees to various banks in respect of banking facilities extended to subsidiaries amounting to approximately HK$194.4 million (2004: HK$21.6 million). As at 31 December 2005, the borrowings outstanding against the facilities amounted to approximately HK$18.5 million (2004: HK$1.5 million); and

(b) a letter of guarantee amounting to approximately HK$9.0 million (2004: Nil) to an employer of a specialised construction contract undertaken by a subsidiary in respect of an advanced payment made by that employer to the subsidiary on such contract.

Employees

As at 31 December 2005, the Group employed 438 staff, including the Directors (2004: 300 staff). The total remuneration and benefits of the Directors and staff of the Group during the year ended 31 December 2005 were approximately HK$34.6 million (2004: HK$35.2 million). The Group adopts a remuneration policy in line with market practice.

SHARE OPTION SCHEME

The share option scheme of the Company ("**Share Option Scheme**") was adopted pursuant to a resolution passed on 29 May 2003 and will remain in force for 10 years from that date. The purpose of adopting the Share Option Scheme is to recognise and acknowledge the contributions that the eligible person had made or may from time to time make to the Group, whether in the past or in the future. Details of the Share Option Scheme will be set out in the 2005 annual report of the Company.

As at 31 December 2005, the outstanding share options granted under the Share Option Scheme were 20,100,000.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Friday, 19 May 2006 to Friday, 26 May 2006 (both days inclusive), during which period no transfer of shares will be effected. In order to qualify for attending the annual general meeting of the Company, all share certificates with completed transfer forms either overleaf or separately, must be lodged with the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Thursday, 18 May 2006.

CORPORATE GOVERNANCE

Code on Corporate Governance Practices

In the opinion of the Directors, throughout the year ended 31 December 2005, the Company has complied with the Code Provisions ("**CPs**" or individually "**CP**") of the Code on Corporate Governance Practices ("**Code**") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("**Listing Rules**"), except for the deviation in respect of the rotation of directors under CP A.4.2 of the Code as a result of the compliance with the legislation of the place of incorporation of the Company.

Under CP A.4.2 of the Code, all Directors appointed to fill a casual vacancy should be subject to election by the shareholders of the Company ("**Shareholders**") at the first general meeting after their appointment. Every Director, including those appointed for a specific term, should be subject to retirement by rotation at least once every 3 years.

According to the new Bye-laws of the Company ("**New Bye-laws**") adopted on 26 May 2005, every Director (except the Chairman and the Managing Director ("**MD**")), including those appointed by a specific term, should be subject to retirement by rotation at the annual general meeting at least once every 3 years and all Directors, whether appointed by the board of Directors or the Shareholders in general meeting, to fill a casual vacancy or as an additional Director should be subject to election by the Shareholders at the first annual general meeting after their appointment.

At its annual general meeting for 2005, all Directors, except for the Chairman and the MD, have been subject to retirement by rotation in accordance with the Bye-laws of the Company in force before the adoption of the New Bye-laws. Pursuant to the private company act 1991 under which the Company was incorporated in Bermuda, the Chairman and the MD are not subject to retirement by rotation, which is a deviation from CP A.4.2 of the Code.

Code for Securities Transactions by Directors

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules ("**Model Code**") prior to the establishment of a set of guidelines in March 2005 as its own "Rules and Procedures for Directors and Relevant Employees of the Company in respect of Dealings in Securities of the Company" ("**Rules for Securities Transactions**") on no less exacting terms than the required standard of the Model Code. A designated committee ("**Designated Committee**") comprising 2 members has also been established for receiving notifications from and issuing dated written acknowledgements to the Directors and the relevant employees of the Company.

Under the Rules for Securities Transactions, the Directors and the relevant employees of the Company are required to notify any one member of the Designated Committee and receive a dated written acknowledgement before dealing in the securities of the Company, and in the case of a member of the Designated Committee, he or she must notify another member of the Designated Committee and receives a dated written acknowledgement before any such dealing.

The Company has made specific enquiry of all Directors and has received a written confirmation from each Director confirming that he/she has complied with the Rules for Securities Transactions and the Model Code for the year ended 31 December 2005 in relation to his/her securities dealings, if any.

REVIEW BY AUDIT COMMITTEE

The audit committee of the Company comprises three independent non-executive Directors, namely, Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria. The audit committee has reviewed with the Group's auditors, PricewaterhouseCoopers ("**PwC**"), the audited financial statements for the year ended 31 December 2005 and has also discussed auditing, internal control and financial reporting matters including the review of accounting practices and principles adopted by the Group.

The figures in respect of the preliminary announcement of the Group's results for the year ended 31 December 2005 have been agreed by PwC to the amounts set out in the Group's financial statements for the year. The work performed by PwC in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by PwC on this announcement.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries have purchased, sold or redeemed any of the Company's listed securities during the year.

BOARD OF DIRECTORS

As at the date of this announcement, the board of Directors comprises eight Directors, of which five are executive Directors, namely, Mr. Zhou Zhongshu, Mr. Wang Xingdong, Mr. Yan Xichuan, Mr. Qian Wenchao and Ms. He Xiaoli; and three are independent non-executive Directors, namely, Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria.

By order of the Board
Wang Xingdong
Managing Director

Hong Kong, 13 April 2006

The Company's 2005 Annual Report containing, inter alia, the Corporate Governance Report, the Report of Directors and the Financial Statements for the year ended 31 December 2005 will be published on the Company's website at www.onfem.com and the website of The Stock Exchange of Hong Kong Limited on or about 27 April 2006.

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：230）

截至二零零五年十二月三十一日止年度業績公佈

	二零零五年 千港元	二零零四年 千港元 （經重列）	變動百份比
營業額	**231,322**	86,605	**+167.1%**
本年度溢利	**28,149**	85,109	**-66.9%**
資產總額	**838,435**	735,453	**+14.0%**
負債總額	**238,401**	174,393	**+36.7%**
權益總額	**600,034**	561,060	**+6.9%**
每股盈利（港仙）	**3.65**	11.02	**-66.9%**

財務業績

東方有色集團有限公司（「**本公司**」）董事會（「**董事會**」）欣然宣佈本公司及其附屬公司（「**本集團**」）截至二零零五年十二月三十一日止年度之經審核綜合業績連同二零零四年之比較數字如下：

綜合收益表

截至二零零五年十二月三十一日止年度

	附註	二零零五年 千港元	二零零四年 千港元 （經重列）
營業額	2	**231,322**	86,605
銷售成本		**(174,012)**	(42,830)
毛利		**57,310**	43,775
其他收入	3	**10,317**	3,024
銷售及分銷費用		**(11,752)**	(12,370)
行政開支		**(43,761)**	(31,411)
其他經營開支		**(2,220)**	(2,930)
投資物業重估收益		**15,196**	23,633
發展中物業撥備		**–**	(25,000)
不合併附屬公司之收益		**–**	78,707
撥回銀行擔保撥備		**–**	10,148
經營溢利	4	**25,090**	87,576
財務成本		**(583)**	(1,385)
除稅前溢利		**24,507**	86,191
所得稅	5	**3,642**	(1,082)
本年度溢利		**28,149**	85,109
歸屬於：			
本公司股權持有人		**28,149**	85,109
年內本公司股權持有人應佔之每股盈利 *（以港仙為單位）*			
－基本及攤薄	6	**3.65**	11.02
股息	7	**–**	–

* *僅供識別*

綜合資產負債表
於二零零五年十二月三十一日

	附註	二零零五年 千港元	二零零四年 千港元 (經重列)
資產			
非流動資產			
物業、廠房及設備		**15,346**	10,173
投資物業		**239,899**	229,890
租賃土地及土地使用權		**—**	2,839
商譽		**19,383**	11,491
可供出售財務資產／非買賣證券		**29,340**	28,440
遞延稅項資產		**932**	932
應收保固金		**4,539**	879
其他資產		**349**	1,716
		309,788	286,360
流動資產			
存貨		**214,796**	202,491
貿易及其他應收款項	8	**161,982**	83,490
應收客戶之合約工程總額		**744**	1,684
按公平值透過損益列賬之財務資產／買賣證券		**2,778**	2,489
已抵押存款		**5,000**	38,100
現金及銀行存款		**143,347**	120,839
		528,647	449,093
資產總額		**838,435**	735,453
權益			
本公司股權持有人應佔之資本及儲備			
股本		**77,218**	77,218
儲備		**522,816**	483,842
權益總額		**600,034**	561,060
負債			
非流動負債			
遞延稅項負債		**105**	105
其他負債		**7,220**	6,934
		7,325	7,039
流動負債			
貿易及其他應付款項	9	**157,600**	108,566
應付客戶之合約工程總額		**—**	810
當期應付稅項		**10,382**	14,847
短期借款		**63,094**	43,131
		231,076	167,354
負債總額		**238,401**	174,393
權益及負債總額		**838,435**	735,453
流動資產淨值		**297,571**	281,739
總資產減流動負債		**607,359**	568,099

綜合權益變動表
截至二零零五年十二月三十一日止年度

	二零零五年 千港元	二零零四年 千港元
於一月一日之結餘， 如前呈報為權益	**561,165**	474,707
將少數股東權益重新歸類為權益部分 *(見附註1)*	**–**	25,033
因採納香港會計準則詮釋第21號 而就重估投資物業所產生之遞延稅項 *(見附註1)*	**(105)**	–
於一月一日之結餘， 作出期初調整前之重列結餘	**561,060**	499,740
因採納財務準則第3號 而自賬目中剔除負商譽所作出之期初調整 *(見附註1)*	**7,467**	–
於一月一日之結餘， 經重列	**568,527**	499,740
可供出售財務資產之重估盈餘	**900**	–
匯兑調整	**2,458**	2,247
一間附屬公司清盤而釋放之儲備	**–**	(1,003)
增購一間附屬公司之權益	**–**	(25,033)
未計本年度溢利前之權益增加／(減少)淨額	**3,358**	(23,789)
本年度溢利 一 歸屬於本公司股權持有人	**28,149**	85,109
於十二月三十一日之結餘	**600,034**	561,060

附註：

1. *編製基準*

本公司之財務報表是根據香港財務報告準則(「**財務準則**」)編製。財務報表已按照歷史成本法編製，並就投資物業、可供出售財務資產及按公平值透過損益列賬之財務資產的重估(均按公平值列賬)而作出修訂。

採納新訂／經修訂財務準則

在二零零五年，本集團採納下列與其業務相關之新訂／經修訂財務準則及詮釋。二零零四年之比較數字已按有關之規定及本年度之分類方式作出需要之修訂。

會計準則第1號	財務報表之呈報
會計準則第2號	存貨
會計準則第7號	現金流量表
會計準則第8號	會計政策、會計估算更改及錯誤更正
會計準則第10號	結算日後事項
會計準則第11號	建築合約
會計準則第12號	所得稅
會計準則第14號	分類報告
會計準則第16號	物業、廠房及設備
會計準則第17號	租賃
會計準則第18號	收入
會計準則第19號	僱員福利
會計準則第21號	匯率變更之影響
會計準則第23號	借貸成本
會計準則第24號	關聯方披露
會計準則第27號	綜合及獨立財務報表
會計準則第32號	金融工具：披露及呈報
會計準則第33號	每股盈利
會計準則第36號	資產減值
會計準則第37號	撥備、或然負債及或然資產
會計準則第39號	金融工具：確認及計量
會計準則第40號	投資物業
香港詮釋第4號	租賃－釐定香港土地契約之年期
香港會計準則詮釋第15號	營運租賃－優惠
香港會計準則詮釋第21號	所得稅－無折舊資產重估價值之回收
香港會計準則詮釋第27號	評估涉及以租賃為法定形式之交易實質
財務準則第2號	以股份為基礎之支付
財務準則第3號	企業合併

(i) 採納新訂／經修訂會計準則第1、2、7、8、10、11、12、14、16、18、19、21、23、24、27、33、37號、香港詮釋第4號、香港會計準則詮釋第15及27號並無導致本集團之會計政策出現重大變動。總括而言：

- 會計準則第1號影響少數股東權益及其他披露之呈列形式。
- 會計準則第24號影響關聯方之確認及若干其他關聯方披露。
- 會計準則第2、7、8、10、11、12、14、16、18、19、21、23、27、33、37號、香港詮釋第4號、香港會計準則詮釋第15及27號對本集團之會計政策影響不大。

(ii) 採納經修訂之會計準則第17號所產生之會計政策變動為將屬營運租賃的租賃土地及土地使用權由物業、廠房及設備重新歸類。就租賃土地及土地使用權預先支付之款項於租賃期內按直線基準在收益表中列作支出；倘出現減值，減值部分則在收益表中列作支出。倘某項土地及樓宇之租賃所涉及之租賃付款無法可靠地分配為土地及樓宇兩部分，整項租賃則列作融資租賃，而租賃土地及樓宇則一併按成本減累計折舊及累計減值呈列。於以往年度，租賃土地乃按成本減累計折舊及累計減值入賬。

(iii) 採納會計準則第32及39號所產生之會計政策變動涉及將買賣與非買賣證券重新歸類為按公平值透過損益列賬之財務資產及可供出售財務資產。

(iv) 採納經修訂之會計準則第40號所產生之會計政策變動為將投資物業公平值之變動列入收益表。於以往年度，公平值之增加均列入投資物業重估儲備，而公平值之減少部分先以早前就整個物業組合進行估值所產生之增額抵銷，其餘則以支出形式列入收益表。

(v) 採納經修訂之香港會計準則詮釋第21號所產生之會計政策變動涉及計算重估投資物業所產生之遞延稅項負債。該等遞延稅項負債乃按透過使用有關資產而回收其賬面值所帶來之稅務後果為基準計算。於以往年度，計算基準為假設有關資產之賬面值乃透過出售而回收。

(vi) 採納財務準則第2號所產生之會計政策變動涉及以股份支付之款項。於二零零四年十二月三十一日以前，向僱員提供之購股權不會成為收益表中之支出項目。由二零零五年一月一日起，本集團將購股權之成本在收益表中列作支出。由於本集團於二零零五年一月一日並無任何未生效之購股權，故上年度之財務報表不受任何影響。

(vii) 採納財務準則第3號及會計準則第36號所產生之會計政策變動涉及商譽。截至二零零四年十二月三十一日止，

- 商譽乃於5至15年內按直線基準攤銷，並於每個資產負債表結算日評估是否出現減值跡象。
- 負商譽按所購可折舊／可攤銷非貨幣資產之加權平均可用年期攤銷，惟涉及於收購日期已確認之預計未來虧損除外。在此情況下，負商譽於出現該等預計虧損時在收益表中確認。

根據財務準則第3號：

- 就過去已確認之商譽而言，本集團由二零零五年一月一日起不再攤銷，而於二零零四年十二月三十一日之累計攤銷已與商譽成本之相應減少部分互相對銷。截至二零零五年十二月三十一日止年度起，商譽每年以及在出現減值跡象時就減值進行測試。
- 就過去已確認之負商譽而言，於二零零五年一月一日結存之負商譽賬面值均自賬目中剔除，並對保留盈利之期初結餘作出相應調整。

所有會計政策上之變動均根據個別準則之過渡條文作出。本集團採納之全部準則均具追溯效力，惟以下所載者除外：

- 會計準則第39號－不容許根據此準則按追溯基準入賬確認、自賬目中剔除及計算財務資產及負債；
- 會計準則第40號－由於本集團已採納公平值模式並已公開披露投資物業之公平值，故鼓勵（惟非必須）本集團就呈報的最早期間（該公平值已公開披露）之保留盈利作出期初結餘之調整，以及重列該等期間之比較資料。本集團已選擇重列二零零四年度之比較資料；
- 財務準則第2號－只對所有於二零零二年十一月七日之後授出及於二零零五年一月一日仍未生效之股權工具具有追溯效力；及
- 財務準則第3號－於採納日期之後採用，並對二零零五年一月一日之保留盈利作出調整。

本集團並無提早採納下列已頒佈惟尚未生效之新財務準則或詮釋。採納有關準則或詮釋不會導致本集團之會計政策出現重大變動。

會計準則第1號（修訂）	資本披露
會計準則第19號（修訂）	僱員福利－精算盈虧、集體計劃及披露
會計準則第21號（修訂）	匯率變更之影響－於外國業務之投資淨額
財務準則第7號	金融工具：披露事項
財務準則詮釋第4號	釐定一項安排是否包含租賃

2. *營業額及分類資料*

(a) *主要呈報模式－業務分類*

根據其內部財務報告，本集團決定以業務分類作為主要呈報模式。為更有效配合本集團之業務發展，每一業務分類所包含之不同業務有所變更，去年之分類資料均予以重新分類，以供比較。於二零零五年十二月三十一日，本集團已將其業務劃分為下列各分類：

房地產發展：	發展住宅及商用物業，以及提供建築項目管理服務。
專業建築：	設計、安裝及銷售幕牆、鋁窗、門類及防火物料。
物業租賃：	從出租物業賺取租金收入，並就長遠而言，自物業升值中獲取收益。
製造及貿易：	製造及買賣潤滑油及化工產品。
證券投資及買賣：	買賣及投資證券。

年內之營業額包含以下項目：

	二零零五年 *千港元*	二零零四年 *千港元*
提供建築項目管理服務之收入	**14,995**	7,609
專業建築合約收入	**144,075**	15,447
投資物業租金及管理費收入總額	**12,078**	10,620
銷售潤滑油及化工產品之收入	**59,781**	52,480
證券投資股息收入	**393**	449
	231,322	86,605

分類收入及業績

	房地產發展		專業建築		物業租賃		製造及貿易		證券投資及買賣		總額	
	二零零五年 *千港元*	二零零四年 *千港元*	二零零五年 *千港元*	二零零四年 *千港元*	二零零五年 *千港元*	二零零四年 *千港元*	二零零五年 *千港元*	二零零四年 *千港元*	二零零五年 *千港元*	二零零四年 *千港元*	二零零五年 *千港元*	二零零四年 *千港元*
收入												
外部客戶銷售	14,995	7,609	144,075	15,447	12,078	10,620	59,781	52,480	393	449	231,322	86,605
業績												
分類業績	12,629	(13,374)	8,110	(7,338)	24,832	31,259	2,726	835	616	708	48,913	12,090
不合併附屬公司之收益											–	78,707
撥回銀行擔保撥備											–	10,148
未分配成本											(23,823)	(13,369)
經營溢利											25,090	87,576
財務成本											(583)	(1,385)
所得稅											3,642	(1,082)
本年度溢利											28,149	85,109

未分配成本指企業開支及虧損減去企業收入及收益。

分類資產負債

	房地產發展		專業建築		物業租賃		製造及貿易		證券投資及買賣		總額	
	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元
資產												
分類資產	350,839	253,817	128,687	74,969	249,954	236,058	23,855	22,722	32,127	31,177	785,462	618,743
未分配之企業資產											52,973	116,710
總資產											838,435	735,453
負債												
分類負債	43,640	35,724	88,530	49,954	4,890	5,017	5,595	5,106	–	–	142,655	95,801
未分配之企業負債											95,746	78,592
總負債											238,401	174,393

分類資產主要包括物業、廠房及設備、投資物業、商譽、可供出售財務資產、存貨、應收款項及營運現金。分類負債包括所有營運負債。

其他分類資料

	房地產發展		專業建築		物業租賃		製造及貿易		證券投資及買賣	
	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元
資本開支	537	177	1,985	20	737	29	548	916	–	–
折舊	238	221	467	155	117	73	942	1,728	–	1
土地契約溢價之攤銷	–	–	–	113	–	–	–	–	–	–
投資物業重估收益	–	–	–	–	15,196	23,633	–	–	–	–
發展中物業撥備	–	25,000	–	–	–	–	–	–	–	–
於收益表中確認之減值虧損	–	–	–	88	–	–	–	1,798	–	–
其他非現金開支／(收入)	–	–	–	997	–	567	(590)	386	(289)	(347)

資本開支包括物業、廠房及設備之添置。

(b) *次要報告方式－地區分類*

本集團之業務主要於兩地區經營：

香港及澳門： 專業建築、物業租賃、製造及貿易，以及證券投資及買賣

中華人民共和國(「**中國**」)： 房地產發展、專業建築、物業租賃、以及製造及貿易

於呈列地區分類之資料時，銷售之呈列乃按客戶之地區位置為基準。分類資產及資本開支之呈列則按資產之地區位置為基準。

	香港及澳門		中國		其他國家		總額	
	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元
對外銷售	**24,549**	16,483	**206,378**	69,765	**395**	357	**231,322**	86,605
分類資產	**297,031**	291,152	**488,431**	327,578	**–**	13	**785,462**	618,743
資本開支	**1,118**	2,645	**2,875**	961	**–**	–	**3,993**	3,606

3. *其他收入*

	二零零五年 千港元	二零零四年 千港元
銀行存款利息收入	**2,358**	2,276
貸款予不合併附屬公司之利息收入	**–**	107
按公平值透過損益列賬之財務資產的未變現收益	**289**	347
投資收入(不包括股息收入)	**2,647**	2,730
出售物業、廠房及設備之收益	**6,215**	294
其他	**1,455**	–
	10,317	3,024

截至二零零五年十二月三十一日止年度來自上市及非上市投資之投資收入(包括股息收入)分別為682,000港元(二零零四年：796,000港元)及2,358,000港元(二零零四年：2,383,000港元)。

4. *經營溢利*

經營溢利經扣除／(計入)以下各項後列賬：

	二零零五年 千港元	二零零四年 千港元
投資物業之租金及管理費收入總額	**(12,078)**	(10,620)
減：開支	**2,150**	2,185
	(9,928)	(8,435)
折舊	**2,929**	3,220
減：以資本化方式撥入發展中物業之折舊	**(193)**	(204)
	2,736	3,016
土地契約溢價之攤銷	**1,822**	9,873
減：以資本化方式撥入發展中物業之攤銷	**(1,822)**	(9,760)
	–	113
營運租賃費用－有關土地及樓宇之最低租賃付款	**4,441**	3,894
減：以資本化方式撥入發展中物業之金額	**(324)**	(260)
	4,117	3,634
售出存貨成本	**33,586**	27,245
核數師酬金	**1,620**	1,660
匯兌收益淨額	**(1,533)**	(1,129)
其他資產之減值虧損	**1,312**	–
僱員福利支出(包括董事酬金)	**34,562**	35,233
未能提供租金收入之投資物業所產生的其他經營開支	**70**	745
陳舊存貨撥備／(撥備撥回)	**398**	(636)
撥回應收款項減值撥備(a)	**(5,300)**	(9,295)

(a) 撥回應收款項減值撥備中包括一筆約1,585,000港元(二零零四年:3,603,000港元)由本公司向前居間控股公司中國有色金屬(香港)集團有限公司(「**中國有色(香港)**」)提供貸款之撥備撥回。中國有色(香港)之清盤人已於年內支付上述款項,作為向中國有色(香港)無抵押債權人派付之中期償金。

5. *所得稅*

由於本集團本年度並無估計應課稅溢利,故並無任何香港利得稅撥備(二零零四年:無)。海外溢利之稅項乃以本年度估計應課稅溢利按本集團經營業務所在國家之現行稅率計算。

	二零零五年 *千港元*	二零零四年 *千港元*
當期稅項-香港		
過往年度超額撥備	**(3,675)**	–
當期稅項-海外		
本年度撥備	**653**	977
過往年度超額撥備	**(620)**	–
	33	977
遞延稅項		
短暫時差之產生	**–**	105
	(3,642)	1,082

6. *每股盈利*

每股基本盈利之計算方法為將本公司股權持有人之應佔綜合溢利約28,149,000港元(二零零四年:85,109,000港元)除以年內已發行普通股之加權平均數772,181,783股普通股(二零零四年:772,181,783股普通股)。

年內不存在具攤薄潛力之股份。

7. *股息*

董事不建議就截至二零零五年十二月三十一日止年度派發股息(二零零四年:無)。

8. *貿易及其他應收款項*

	二零零五年 *千港元*	二零零四年 *千港元*
貿易及合約應收款項,淨額(a)	**83,170**	31,672
應收保固金	**7,039**	15,023
按金	**52,242**	25,374
預付款項	**876**	910
其他	**18,655**	10,511
	161,982	83,490

(a) 貿易及合約應收款項之賬齡分析如下:

	二零零五年 *千港元*	二零零四年 *千港元*
0-30日	**40,924**	9,194
31-60日	**16,710**	5,340
61-90日	**6,898**	3,247
超過90日	**34,027**	33,148
	98,559	50,929
減:應收款項減值撥備	**(15,389)**	(19,257)
	83,170	31,672

就貿易應收款項而言,本集團一般自發票日期起給予30日至60日信貸期予客戶。合約應收款項之信貸期會根據合約條款之規定而有所不同。

9. *貿易及其他應付款項*

	二零零五年 *千港元*	二零零四年 *千港元*
貿易、票據及合約應付款項(a)	**99,794**	75,301
應付保固金	**10,453**	6,436
應計費用及其他應付款項	**38,459**	24,804
臨時收款	**7,699**	103
已收租金按金	**1,195**	1,922
	157,600	108,566

(a) 貿易、票據及合約應付款項之賬齡分析如下:

	二零零五年 *千港元*	二零零四年 *千港元*
0-30日	**25,617**	14,024
31-60日	**10,161**	11,504
61-90日	**3,821**	1,151
超過90日	**60,195**	48,622
	99,794	75,301

管理層討論及分析

業績概覽

本集團於二零零五年度之綜合營業額約231,300,000港元(二零零四年:86,600,000港元),較上年度增加167.1%。

本集團於回顧年度內的營業額顯著上升,主要是由於已計入上海金橋瑞和裝飾工程有限公司(「**金橋瑞和**」)(其自二零零四年十月已成為本公司之全資附屬公司)全年140,100,000港元之營業額。

本集團於二零零五年度之綜合溢利約28,100,000港元(二零零四年:85,100,000港元),較上年度減少67.0%。於二零零四年度,本集團之溢利包括若干非重覆性之項目,如:不合併附屬公司之收益、發展中物業撥備及撥回銀行擔保撥備。若為作比較而不計入該等項目,二零零四年度之溢利約為21,300,000港元,本集團於二零零五年度之表現與二零零四年比較,盈利增加31.9%。

本集團目前主要從事四類業務,分別為房地產發展、專業建築、物業租賃和製造及貿易。每類業務之表現於下文「經營回顧」部份內討論。

經營回顧

甲、房地產發展業務

本集團的房地產發展業務包括發展住宅及商用物業及提供建築項目管理服務。本集團積極投入資源持續研究國內房地產市場，並尋找房地產項目之投資機會。於回顧年度內，本集團已就若干項目進行可行性研究。

於二零零五年，此分類的營業額約15,000,000港元（二零零四年：7,600,000港元），全數來自建築項目管理服務，較上年度上升97.4%，佔本集團綜合營業額6.5%（二零零四年：8.8%）。於二零零四年，就發展中物業作出了減值撥備約25,000,000港元。由於在回顧年度毋須作出該類撥備，此分類業務轉虧為盈，從二零零四年之虧損約13,400,000港元，改善至二零零五年之溢利約12,600,000港元。

(i) 房地產發展

於回顧年度，本集團努力為中國珠海海天花園項目（「**海天花園**」）進行各項整固及後續施工預備工作。其修改後之設計方案及施工圖則已獲珠海市當地政府批准。同時，本集團亦以更合理條件聘請了總承建商。

根據目前的發展計劃，海天花園大部份主體建築項目將於二零零六年內完成。本集團已就整體銷售計劃作出仔細籌劃，且準備就緒，待海天花園取得預售許可證後，便可正式將該項目的單位推出市場發售。預計整體項目建造將於二零零七年完成，並可交付買家使用。此項目將為本集團建立房地產發展業務品牌之基礎。

本集團已於二零零五年十二月以160,000,000元人民幣（約153,800,000港元）成功投得位於南京市江寧區科學園學四路以東、學七路以北佔地約300,000平方米的宗地。本集團將會與一位在於中國（尤其南京）物業發展方面具備豐富知識和經驗之合作伙伴成立合資公司，進行前述宗地的物業發展。該合資公司將分別由本集團及該合作伙伴擁有71%及29%。此項目為本集團的房地產發展業務邁進一步。本集團於未來將繼續在國內房地產市場研究方面投入更多資源，並透過加強與政府及相關部門的溝通，期望於可見之未來落實投資更多房地產發展項目。

(ii) 建築項目管理服務

於回顧年度，本集團予以提供項目管理服務之廣州天河金海大廈已完成整體施工。本集團已進行之工作包括驗收幕牆、鋼架及電梯工程，監控工程之設計、施工及合同和成本驗收等。預期本集團根據該服務合約進行之工作將於二零零六年下半年完成。

乙、專業建築業務

本集團的專業建築業務包括：金橋瑞和經營的玻璃幕牆及鋁窗設計及施工業務和銀豐集團有限公司及其附屬公司（統稱「**銀豐**」）經營的門類生產、安裝及銷售和防火吸音噴塗工程業務。

在二零零五年，專業建築業務的營業額約144,100,000港元（二零零四年：15,400,000港元），較上年度上升835.7%，佔本集團綜合營業額62.3%。由於金橋瑞和之賬目自二零零四年十月起才合併，因此，此分類只佔本集團二零零四年營業額的17.8%。在計入金橋瑞和全年業績及銀豐因寮步鎮政府收回舊有廠房所處之土地而錄得出售物業、廠房及設備之收益約6,200,000港元後，此分類業績由二零零四年的虧損約7,300,000港元轉為溢利約8,100,000港元。

(i) 幕牆業務

中國房地產市場經過多年增長造就了幕牆行業發展至相當的規模。為了提升形象和檔次，幕牆的應用領域已由最早期主要用於酒店及商用物業拓展至住宅。此等因素為金橋瑞和帶來了巨大的業務發展空間。於回顧年度，金橋瑞和的業務有顯著增長，其於中國之營業額約140,100,000港元，而於二零零五年底時之手頭合約尚未完成總額則約122,000,000港元。

金橋瑞和享有知名品牌，有一定的業務規模及豐富的管理經驗，在上海玻璃幕牆業內具有一定的市場地位。面對市場競爭，金橋瑞和繼續著重施工管理及探討採用新技術、新材料、新工藝，以提高產品質素，積極提高核心競爭力，樹立品牌效應，以承攬更多利潤較高的合約。繼完成了上海市政重點工程－上海科技城的屋面設計施工工程後，金橋瑞和於回顧年度內完成了多個中型幕牆設計施工項目（包括上海的德國中心），並投得閘北區大寧路商業發展項目的大型幕牆設計施工工程。金橋瑞和的經營策略為：以上海、北京地區為主，積極尋求拓展全國及海外市場。

展望來年，持續增長的中國經濟、二零零八年北京奧運、二零一零年上海世博及廣州亞運，將為幕牆行業提供重大的市場。此外，隨著中國建築業的發展和人民生活水平的不斷提高，玻璃幕牆將被更廣泛地應用，成為建築物重要組成部份。在此利好的客觀環境下，結合自身的競爭優勢，有利金橋瑞和尋找高質素和高利潤的工程。

(ii) 門業及噴塗業務

於回顧年度，銀豐之營業額約4,000,000港元（二零零四年：2,900,000港元），由門類生產、安裝及銷售，以及噴塗工程之營業額組成。營業額中55.4%來自香港，其餘44.6%來自中國。於二零零五年，銀豐因寮步鎮政府收回土地獲賠償約10,100,000港元而錄得約6,200,000港元出售物業、廠房及設備之收益。因此，銀豐之虧損較二零零四年減少。

銀豐於回顧年度之上半年經過一系列股權及管理結構重組和因寮步鎮政府收回舊有廠房所處之土地而需搬遷至現址，直至二零零五年五月後才集中資源經營業務，因此，業務受影響了一段時期。於二零零五年下半年，銀豐努力開拓業務，加強內部管理，從而有效地控制經營成本，承接更多大型工程訂單。因此，銀豐已建立新業務基礎，為來年之業務發展打下穩建的根基。

展望將來，銀豐將以門業為主，噴塗為輔，並抓緊內地經濟穩定發展、香港經濟指標持續回升和澳門旅遊及娛樂業之興旺所帶來之機遇。

丙、物業租賃業務

本集團之物業租賃業務主要包括位於香港中環的東方有色大廈（「**該大廈**」），及位於香港和上海共五個住宅出租物業。

在二零零五年，物業租賃業務的營業額約12,100,000港元（二零零四年：10,600,000港元），較上年度上升14.2%，佔本集團綜合營業額5.2%（二零零四年：12.2%）；而分類溢利則約24,800,000港元，較二零零四年之約31,300,000港元減少20.8%。若扣除投資物業重估收益約15,200,000港元（二零零四年：23,600,000港元），則分類溢利較上年度增加約24.7%。

受惠於持續轉好的香港經濟，該大廈於二零零五年錄得全年平均94%之出租率，較上年度的92%為高。目前，該大廈之出租率已達到100%。

本集團相信香港之物業租務市場將維持平穩發展，並預期該大廈能於二零零六年維持高出租率，而租金則有輕微增幅，為本集團提供穩定的盈利及現金流。此外，本集團亦計劃在二零零六年為該大廈進行適當之維修及改善工程，以提升該大廈之質素及租值。

丁、製造及貿易業務

本集團現時之製造及貿易業務為積架石油化工集團有限公司及其附屬公司（統稱「**積架**」）所經營之工業潤滑油生產及分銷業務。

於二零零五年，積架的營業額約59,800,000港元（二零零四年：52,500,000港元），較上年度上升13.9%，佔本集團綜合營業額25.9%（二零零四年：60.6%），並錄得分類溢利約2,700,000港元（二零零四年：800,000港元）。營業額中82.8%及16.5%分別來自中國及香港，其餘來自東南亞地區。

積架主要從事特種石油化工下游產品業務，專注製造高增值之金屬加工液及切削防銹液。除擴大長江三角洲之分銷網絡外，積架亦開發中國壓鑄製造業重要基地－四川，進行銷售網絡擴展。透過各項市場開拓計劃，積架於華東及華中地區的業績均錄得理想的增長，其分區營業額亦較上年度增長超過30%。同時，透過新產品的推廣，在華南地區的市場佔有率亦有所上升，並成功獲得數家大型日資企業有關該等產品之訂單，使該分區營業額較上年度上升。

在產品推廣方面，積架除主力推廣美國壓鑄潤滑系列（GWS）產品外，同時亦聘用了英國金屬加工液研究專家，改良英國比爾牌（Korniche）系列產品配方。此外，積架亦開發了多項環保工業潤滑產品，以迎合目標市場及客戶對環保的要求。

儘管原油價格於短期內仍未有下調跡象，但積架相信憑藉全球經濟穩定增長，原油價格上升將不會對積架的業務造成太大影響。展望來年，積架將在產品種類、銷售及市場拓展方面投放更多資源。積架現時正積極考慮於華南以外區域建立新的生產設施，以靠近原材料及專業技術人員之供應地區。新生產設施將以生產各類高增值產品，務求增加產品邊際利潤為首要目標。同時，繼續專注推廣GWS及比爾牌系列產品，並積極引入新的高質素品牌，以開拓高增長工業市場。透過各項銷售擴展、市場開拓及新產品之引入，積架對來年的業務發展審慎樂觀，並預期業務持續為本集團帶來穩定的收益。

展望

展望未來，作為中國五礦集團公司一家從事房地產發展業務的海外上市公司，本集團將致力開拓國內房地產發展業務，並積極物色各類具潛力的項目，令本集團邁向多元化發展，開拓更多盈利來源，以達致「拓展業務、增加盈利」的目標。

自二零零五年起，本集團以珠江三角洲為首選地區，繼以北京、上海、廣州及南京等國內主要的房地產熱點區域為中心，輻射周邊區域如長江三角洲，對住宅與商業的房地產開發項目進行研究，積極尋求具潛質且適合本集團的投資項目。

於二零零五年，中國政府實施調控政策，引導國內房地產市場趨向更健康的發展。另一方面，國內對住宅及商業樓房需求殷切。本集團對發展國內房地產市場充滿信心。

我們相信，二零零八年北京奧運、二零一零年上海世博及廣州亞運等項目將為本集團核心業務帶來商機。本集團亦將繼續發揮附屬公司之間的互補優勢，為客戶提供更優質的產品與服務，並努力提升整體表現及盈利能力。同時，本集團將致力加強企業管治及增加企業透明度，以提升企業形象。

流動資金及財務資源

於回顧年度，本集團主要透過從營運所帶來之現金流、由銀行借款及同系附屬公司借款取得之財務資源獲得資金來源。截至二零零五年十二月三十一日止年度，本集團獲得多項銀行信貸額度共約194,700,000港元，包括一項以人民幣列值的40,000,000元人民幣銀行信貸額度。

本集團於二零零五年十二月三十一日持有現金及銀行存款（不包括已抵押存款）約143,300,000港元（二零零四年：120,800,000港元），其中50.9%、18.1%及31.0%（二零零四年：14.4%、55.8%及29.8%）分別以人民幣、港元及美元列值。

於二零零五年十二月三十一日，短期借款約為63,100,000港元（二零零四年：43,100,000港元），以致本集團之資本負債率（按借款總額與權益總額之比率）由二零零四年十二月三十一日之7.7%上升至二零零五年十二月三十一日的10.5%。於二零零四年十二月三十一日未償付之短期借款已於年內悉數償還，而新借款項（包括銀行借款及同系附屬公司借款）則撥作本集團日常營運資金。本集團大部份銀行信貸額度於二零零五年十二月三十一日尚未動用。

於二零零五年十二月三十一日，以人民幣列值的借款約64,500,000元人民幣（二零零四年：44,700,000元人民幣），餘下乃是以港元列值之銀行借款。本集團之所有借款均須於一年內清還及按浮動利率計息。儘管於二零零五年十二月三十一日之借款有所提升，但截至二零零五年十二月三十一日止年度的財務成本下跌至約600,000港元（二零零四年：1,400,000港元），主要原因是二零零四年之平均借款結餘較高，以及於二零零五年的借款主要用作海天花園項目的資金，而相關財務成本已全數資本化。

本集團於二零零五年十二月三十一日之資本承擔約275,900,000港元（二零零四年：29,500,000港元）。該等承擔主要與物業發展有關，並將由內部資金及借款滿足。

匯率波動風險

本集團大部份交易均以港元、人民幣及美元列值。鑒於預期之人民幣升值將對本集團整體有利及本集團所面對之其他外匯風險甚微，故本集團在截至二零零五年十二月三十一日止年度並無採取任何重大對沖或其他措施。於二零零五年十二月三十一日，本集團並無面臨任何有關外匯合約、利息或貨幣掉期或其他金融衍生工具之重大風險。

集團資產抵押

於二零零五年十二月三十一日，本集團將賬面值分別約236,300,000港元（二零零四年：215,000,000港元）及約8,800,000港元（二零零四年：無）之若干投資物業與租賃土地及樓宇和約5,000,000港元（二零零四年：38,100,000港元）之定期銀行存款用作本集團一般銀行信貸之抵押品。

或然負債

本公司：

(a) 就附屬公司獲授之銀行信貸而與數間銀行簽立企業擔保約為194,400,000港元（二零零四年：21,600,000港元）。於二零零五年十二月三十一日，尚未償還之銀行信貸約為18,500,000港元（二零零四年：1,500,000港元）；及

(b) 就一間附屬公司所承辦之專業建築合約向有關僱主提供約9,000,000港元（二零零四年：無）之保證函，其關乎該僱主就上述合約而已支付予該附屬公司之預付款。

僱員

於二零零五年十二月三十一日，本集團共聘用438名僱員（包括董事）（二零零四年：300名僱員）。截至二零零五年十二月三十一日止年度，董事及本集團之僱員的酬金及福利總額約34,600,000港元（二零零四年：35,200,000港元）。本集團之薪酬政策與市場慣例一致。

購股權計劃

本公司之購股權計劃（「**該購股權計劃**」）乃根據於二零零三年五月二十九日通過之決議案採納，並自該日期起計有效十年。採納該購股權計劃之目的是認許及表揚合資格人士在以往曾經或日後可能不時對本集團作出之貢獻。該購股權計劃之詳情載於本公司二零零五年年報內。

於二零零五年十二月三十一日，根據該購股權計劃授出而尚未行使之購股權共20,100,000股。

暫停辦理股份過戶登記

本公司將由二零零六年五月十九日（星期五）起至二零零六年五月二十六日（星期五）止（包括首尾兩日）期間暫停辦理股份過戶登記手續。如欲出席股東週年大會，所有股票連同已填妥之過戶表格（附於股票背頁或分開遞交）最遲須於二零零六年五月十八日（星期四）下午四時正交回本公司之香港股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心46樓。

企業管治

企業管治常規守則

董事認為，除了因遵循本公司註冊成立地方之法規而偏離有關董事輪值告退之香港聯合交易所有限公司證券上市規則（「**上市規則**」）附錄十四之企業管治常規守則（「**該守則**」）守則條文（「**守則條文**」）第A.4.2條外，本公司於截至二零零五年十二月三十一日止年度之任何時間已遵守該守則之守則條文。

根據該守則之守則條文第A.4.2條，所有為填補臨時空缺而被委任之董事應在接受委任後之首次股東大會上接受本公司股東（「**股東**」）選舉。每名董事（包括有指定任期之董事）應輪值告退，至少每三年一次。

根據於二零零五年五月二十六日採納之本公司新的公司章程細則（「**新公司章程細則**」），每名董事（除主席及董事總經理外）（包括有指定任期之董事）應在股東週年大會上輪值告退，至少每三年一次；及所有為填補臨時空缺而被委任或新增之董事（不論是由董事會或股東於股東大會上委任）均須在接受委任後之首次股東週年大會上接受股東選舉。

於本公司二零零五年股東週年大會上，所有董事（除主席及董事總經理外）已根據於採納新公司章程細則前有效之本公司公司章程細則輪值告退。本公司是根據私人公司法1991於百慕達註冊成立的，而根據該法例，主席及董事總經理毋須輪值告退。此情況偏離該守則之守則條文第A.4.2條。

董事進行證券交易之守則

本公司已於二零零五年三月訂立了一套「本公司董事及相關僱員進行本公司證券交易之規則及程序」（「**該證券交易守則**」）作為其指引，有關條文不比上市規則附錄10所載之上市發行人董事進行證券交易之標準守則（「**該標準守則**」）之要求寬鬆。於此之前，本公司曾採納該標準守則。本公司亦已成立由兩名成員組成之指定委員會（「**該指定委員會**」），專責接收由董事及本公司相關僱員發出之通知書，以及向彼等發出已列明日期之書面確認書。

根據該證券交易守則，董事及本公司相關僱員在進行本公司證券交易前，必須事先知會該指定委員會任何一名成員，並取得一份已列明日期之書面確認書；而該指定委員會之成員在進行本公司證券交易前，必須事先知會該指定委員會之另一名成員，並取得一份已列明日期之書面確認書。

本公司已特別向所有董事查詢，亦已接獲各董事之確認書，確認彼於截至二零零五年十二月三十一日止年度內進行之證券交易（如有），已遵守該證券交易守則及該標準守則。

審核委員會審閱

本公司審核委員會之成員包括三名獨立非執行董事，分別為林濬先生、馬紹援先生及譚惠珠女士。審核委員會已與核數師羅兵咸永道會計師事務所（「**羅兵咸**」）審閱截至二零零五年十二月三十一日止年度之經審核財務報表，並已就審計、內部監控及財務申報事宜（包括審閱本集團採納之會計慣例及原則）進行討論。

羅兵咸已就本集團截至二零零五年十二月三十一日止年度的初步業績公佈中所列數字與本集團該年度的財務報表所載數字核對一致。羅兵咸就此執行的工作不構成根據香港會計師公會頒佈的香港審計準則、香港審閱聘用準則或香港核証聘用準則而進行的核証聘用，因此羅兵咸並無對本公佈發出任何核證。

購買、出售或贖回本公司上市證券

本公司或其任何附屬公司於本年度內概無購買、出售或贖回本公司之任何上市證券。

董事會

於本公佈刊發日期，董事會由八名董事組成，其中五名為執行董事，即周中樞先生、王幸東先生、閻西川先生、錢文超先生及何小麗女士；三名為獨立非執行董事，即林濬先生、馬紹援先生及譚惠珠女士。

承董事會命
王幸東
董事總經理

香港，二零零六年四月十三日

本公司之二零零五年年報（其中包括：企業管治報告、董事會報告及截至二零零五年十二月三十一日止年度之財務報表）將約於二零零六年四月二十七日在本公司之網站www.onfem.com及香港聯合交易所有限公司之網站刊載。